September 21, 2001

Business Bancorp
140 S. Arrowhead Avenue
San Bernardino, CA  92408

MCB Financial Corporation
1248 Fifth Avenue
San Rafael, CA  94901

            MERGER OF MCB FINANCIAL CORPORATION INTO BUSINESS BANCORP

Ladies and Gentlemen:

                  We have acted as counsel for MCB Financial Corporation, a California corporation ("Target"), in connection with the merger (the "Merger") of Target with and into Business Bancorp, a California corporation ("Acquiror") pursuant to the Agreement and Plan of Reorganization dated as of August 15, 2001 (the "Agreement"). This opinion is delivered to you pursuant to Section 9.8 of the Agreement. Capitalized terms used in this letter without definition have the respective meanings given them in the Agreement.

                  The Agreement provides that at the Effective Time, Target will be merged with and into Acquiror, pursuant to the California General Corporation Law, with Acquiror as the surviving corporation. In the Merger, each share of Target common stock will be exchanged for the right to receive 1.1763 shares of common stock, no par value, of Acquiror ("Acquiror Common Stock"). No fractional shares of Acquiror Common Stock will be issued in the Merger, but Target shareholders who would otherwise be entitled to receive fractional shares will receive cash in lieu thereof. Simultaneously with the Effective Time of the Merger, MCB Bank, a subsidiary bank of Target, will be merged with and into BB Bank, a subsidiary bank of Acquiror, pursuant to the Agreement.

                  In rendering the opinions expressed in this letter, we have assumed that the transactions described in the Agreement will be carried out in all respects as provided therein. In addition, we have examined and are relying upon (without any independent investigation or review) the truth, correctness and completeness at all relevant times of the statements, covenants, representations and warranties contained in the Agreement, letters dated September 21, 2001 delivered to us by Acquiror and Target (the "Tax Representation Letters"), the Proxy Statement/Prospectus dated September 21, 2001 delivered to Acquiror and Target shareholders in connection with the solicitation of proxies for the Acquiror and Target shareholder votes on

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the Merger (the "Proxy  Statement/Prospectus"),  and such other  instruments and documents as we have deemed necessary.

                  Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that for Federal income tax purposes:

                  1. The merger of Target into Acquiror and the issuance of Acquiror Common Stock in the transaction as described in the Agreement will qualify as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

                  2. No gain or loss will be recognized by Acquiror or Target as a result of the Merger.

                  3. No gain or loss will be recognized by holders of Target common stock on the exchange of Target common stock for Acquiror Common Stock, except to the extent gain is recognized with respect to cash receive in lieu of fractional shares.

                  4. The aggregate tax basis of the Acquiror Common Stock received by holders of Target common stock who exchange all their Target common stock for Acquiror Common Stock in the Merger will be the same as the aggregate tax basis of the Target common stock surrendered in exchange therefor, reduced by any amount allocable to fractional share interests for which cash is received.

                  We hereby consent to the filing of this opinion as an exhibit to the Acquiror Registration Statement on Form S-4 and the reference to the name of our firm therein and under the caption "Certain Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus furnished in connection with the solicitation of proxies by the Boards of Directors of Acquiror and Target.

                                                   Very truly yours,

                                        McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP



                                     By        /s/ Roger D. Ehlers
                                                   A Member of the Firm